Exhibit 99.3
COOL COMPANY LTD LONG TERM INCENTIVE PLAN
OPTION AGREEMENT

THIS AGREEMENT (this "Agreement") is effective as of [●] (the "Grant Date"), by and between Cool Company Ltd. an exempted company limited by shares incorporated under the laws of Bermuda (the "Company"), and [●] (the "Grantee"). The Company has adopted the Cool Company Ltd Long Term Incentive Plan (as amended, modified or supplemented from time to time, the "Plan"), by this reference made a part hereof, for the benefit of eligible employees, officers and directors of the Company and its Affiliates. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Plan, and in the event of any conflict, the terms of the Plan will control. The Company and Grantee therefore agree as follows:

1.  Grant of an Option. Pursuant to the Plan, effective as of the Grant Date, the Company hereby awards to the Grantee, in consideration of the payment by the Grantee of $1.00 (the “Consideration”) the right (the "Option") to receive [●] common shares of the Company, par value $1.00 per share ("Stock").

  2.           Exercise Price. The Option shall be granted with an exercise price of $[●] per share (the “Exercise Price”), save that to the extent any dividends are payable by the Company on Stock between the Grant Date and the Exercise Date (each as defined below) of an Option, the Exercise Price shall be reduced to an amount equal to the greater of (i) the Exercise Price less the amount of any dividend payable per share, and (ii) the par value of $1.00 per share.

3.          Vesting Schedule. The Options shall vest equally in [●] increments (rounded up to the nearest whole number) on each of [●] (each, a "Vesting Date"); provided that the Grantee remains in continuous employment or service with the Company or any Affiliate (or the successor of any such company) through each Vesting Date.

4.         Exercise of an Option and Settlement. Once vested, the Grantee may exercise their Option by providing written notice in a form acceptable to the Company (the “Exercise Notice”), accompanied by payment, or arrangements for the payment, of the aggregate Exercise Price, any applicable withholding tax liability and any unpaid Consideration (and which may include “cashless exercise” or “net settlement”). As soon as practicable but in no event later than thirty (30) days of receipt of such Exercise Notice (the “Exercise Date”), the Company shall cause the applicable number of shares of Stock to be transferred into the Grantee's name.

5.          Termination of employment or service. Upon termination of the Grantee's employment or service with the Company or any Affiliate (or the successor of any such company) as a result of the death or the Permanent Disability of the Grantee, the Options shall immediately vest, and such termination shall be deemed a Vesting Date and the Grantee shall be deemed to have delivered an Exercise Notice, exercising the vested Option to the fullest extent (save that, to the extent the Exercise Price of an Option exceeds the per share Fair Market Value of the Stock as at the date of termination, such Option shall instead be cancelled for no consideration, unless the Committee determines otherwise). Upon termination of the Grantee's employment or service with the Company or any Affiliate (or the successor of any such company) for any reason other than death and Permanent Disability, all unvested Options shall be immediately forfeited by the Grantee, unless the Committee in its discretion determines otherwise, in which case the extent to which unvested Options may vest and any conditions of such vesting will be determined by the Committee as appropriate in the circumstances.

6.           No Ownership Rights Prior to Issuance of Shares of Stock. Neither the Grantee nor any other person shall become the beneficial owner of the shares of Stock underlying the Options, nor have any rights of a shareholder (including, without limitation, dividend and voting rights) with respect to any such shares of Stock, unless and until and after such shares of Stock have been delivered to the Grantee as described in paragraph 4.

7.           Data Protection Policy and Consent. The Grantee is referred to the Cool Company Ltd Data Protection Policy available on the Company intranet for an explanation of the personal data which the Company holds or may hold and the Grantee's rights in respect of such personal data. By accepting this award, the Grantee acknowledges that the Company and its Affiliates may hold and process data relating to the Grantee (including personal data, i.e., the Grantee’s: name, contact information (e-mail address and phone number), bank information and information on granted awards) in relation to and as a consequence of the Grantee’s awards for the purpose of administering the Plan and the awards and for such other purposes as set out in the Company’s internal privacy notice and any other applicable privacy policy. Any processing of the Grantee’s personal data in relation to the Plan shall be in accordance with such notice and policies, including where data is disclosed (even outside the UK or the EU) to the Company and its Affiliates and its or their advisors.

8.           Mandatory Withholding. To the extent such obligations are not wholly discharged pursuant to the provisions set out at paragraph 4 above, Grantee hereby authorizes the Company or the Company’s Stock Plan Administrator where relevant, to (i) sell on his behalf a number of shares of Stock issued or outstanding pursuant to the award, which number of shares of Stock the Company determines has at least the market value sufficient to meet the tax withholding obligations, any outstanding Exercise Price and any outstanding Consideration, plus additional shares of Stock to account for rounding and market fluctuations and (ii) pay such tax withholding, Exercise Price and Consideration to the Company. The shares of Stock may be sold as part of a block trade with other Participants such that all Participants receive an average price.

9.           Tax Indemnity. The Grantee agrees that the Grantee is liable for and shall indemnify and keep indemnified the Company, the employer (if different) and their Affiliates from and against any liability for or obligation to pay any tax liability being any liability for income tax, employee’s social security, or any other similar obligations to pay or account for tax or social security (wherever in the world arising) that may arise in respect of this Agreement, any award or shares acquired in respect of any award, including, but not limited to, as a result of:
(a)          the assignment or termination of this Agreement;
(b)          the grant, vesting, assignment, forfeiture, surrender, release of, the receipt of any benefit in connection with, or the release or variation of any right or restriction attaching to, any award or shares;
(c)          the disposal of any award or shares;
(d)          the holding of any award or shares;

(e)          the acquisition of any award or shares or any other interest under this Agreement;
(f)          the operation of Part 7A of the United Kingdom's Income Tax (Earnings and Pensions) Act 2003 (“ITEPA 2003”) (or equivalent legislation in any jurisdiction) with respect to this Award Agreement or any Award or Shares; or
(g)          any amount due under pay as you earn in respect of any award or shares, including any failure by the Participant to make good such an amount within the time limit specified in section 222 of ITEPA 2003 (or equivalent legislation in any jurisdiction).

10.          Grantee Employment or Provision of Services. Nothing contained in this Agreement, and no action of the Company or the Committee with respect hereto, shall confer or be construed to confer on the Grantee any right to continue in the employ or service of the Company or any of its Affiliates or interfere in any way with the right of the Company or any employing company to terminate the Grantee's employment or service at any time, with or without cause. The grant of the Options is discretionary in nature, is a one-time benefit, and does not create any contractual or other right to receive future grants of Options or other equity-based awards, or benefits in lieu of Options or other equity-based awards. All determinations with respect to any such future grants will be at the sole discretion of the Committee. Grantee's participation in the Plan is voluntary. The grant of the Options is an extraordinary item of compensation which is outside the scope of Grantee's oral, written or implied employment contract, if any. The Options are not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments. The vesting of this Option ceases upon termination of employment or service for any reason except as otherwise explicitly provided in this Agreement. If the Grantee ceases to be employed by or provide services to the Company or any of its Affiliates for any reason (including as a result of a repudiatory breach of contract by the Grantee’s employer, the Company or any of its Affiliates) the Grantee shall not be entitled, and by participating in the Plan the Grantee shall be deemed irrevocably to have waived any entitlement, to any compensation for loss of employment, breach of contract or otherwise to any sum or other benefit (unless provided for in the Plan or the Agreement) to compensate the Grantee for any rights or prospective rights under the Plan.  This exclusion applies equally (and without limitation) to any loss arising from the way in which discretion is (or is not) exercised under the Plan even if the exercise (or non-exercise) of such discretion is, or appears to be, irrational or perverse or breaches, or is claimed to breach, any implied term of the Plan or any other contract between the Grantee and the Grantee’s employer or the Company.

11.        Governing Law; Entire Agreement. All questions arising with respect to the provisions of the Plan and this Agreement shall be determined by application of English law without giving effect to any conflict of law provisions thereof. Grantee and the Company hereby declare and represent that no promise or agreement not herein expressed has been made and that the Plan and this Agreement contains the entire agreement between the parties hereto with respect to the Options and replaces and makes null and void any prior agreements, oral or written, between Grantee and the Company regarding the Options.

Please indicate acceptance of the terms and conditions herein by executing this Agreement and returning an executed copy to the Company.

COOL COMPANY LTD

By:	director

ACCEPTED:
Grantee